

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2012

<u>Via E-mail</u>
Mr. Michael Cohen
President and Chief Financial Officer
Proteonomix, Inc.
145 Highview Terrace,
Hawthorne, NJ 07506

Re: **Proteonomix, Inc.**
Item 4.01 Form 8-K
Filed June 12, 2012
File No. 000-53750

Dear Mr. Cohen:

We have reviewed your filing and have the following comments.

Please respond to this letter within five business days by providing the requested information and amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

<u>Item 4.01 Changes in Registrant's Certifying Accountant.</u>

1. Please revise the second paragraph of your filing to state, if true, that you engaged Yosef Y. Manela CPA as your new accountant, rather than " Manela & Co." If you had, in fact, disclosed your new accountant's name correctly, please note that Manela & Co has not applied for registration with the Public Company Accounting Oversight Board (PCAOB.) Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company. Please file a new Item 4 Form 8-K after you have engaged a new accountant that is registered with the PCAOB.

2. Please revise the third paragraph of your filing to state, if true, that during the two most recent fiscal years and subsequent interim period ended on the date your new auditor was appointed, you did not consult with your new auditor regarding any matter that was the subject of a disagreement or a reportable event as defined in the regulations of the Securities and Exchange Commission.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Ibolya Ignat, Staff Accountant at (202) 551-3656.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief